October 29, 2024

Todd D. Macko
Chief Financial Officer
DSS, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

       Re: DSS, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 27, 2024
           File No. 001-32146
Dear Todd D. Macko:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing